恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

82-3964

02060713

Our Ref.: HASE/JY/HI/02590

19th December, 2002

02 DEC 23 AM 11:12

SUPPL

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Announcement to remind the Minority Shareholders to complete both the pink proxy form for the Court Meeting and the white proxy form for the Extraordinary General Meeting in respect of the proposed privatisation of Henderson Investment Limited

We enclose for your information a copy of the announcement *(in English)* of the Company on 18th December, 2002 which has been advertised in newspapers on 19th December, 2002.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

1/2/03

HENDERSON INVESTMENT LIMITED

恒基兆業發展有限公司

(incorporated in Hong Kong with limited liability)

THE PROPOSED PRIVATISATION OF HENDERSON INVESTMENT LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT

The HIL Directors wish to remind the Minority Shareholders that:

- the Court Meeting and the Extraordinary General Meeting will be held in the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on Thursday, 2nd January, 2003 at 11:00 a.m. and 11:30 a.m. (or as soon thereafter as the Court Meeting shall have been concluded or adjourned), respectively.
- **the pink form** of proxy in respect of the Court Meeting should be lodged with the Registrars not later than 11:00 a.m. on Tuesday, 31st December, 2002 or, alternatively, may be handed to the chairman of the Court Meeting at the Court Meeting.
- **the white form** of proxy for use at the Extraordinary General Meeting must be lodged with the Registrars not later than 11:30 a.m. on Tuesday, 31st December, 2002.

This announcement is made further to the document (the "Scheme Document") dated 6th December, 2002 sent by HIL to the Minority Shareholders in relation to the privatisation proposal. Terms defined in the Scheme Document have the same meanings when used in this announcement.

The Court Meeting and the Extraordinary General Meeting will be held in the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on Thursday, 2nd January, 2003 at 11:00 a.m. and 11:30 a.m. (or as soon thereafter as the Court Meeting shall have been concluded or adjourned), respectively.

WHETHER OR NOT MINORITY SHAREHOLDERS WISH TO ATTEND THE MEETINGS, THEY ARE STRONGLY URGED TO COMPLETE BOTH THE PINK FORM OF PROXY FOR THE COURT MEETING AND THE WHITE FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING AS SOON AS POSSIBLE. IF THE MINORITY SHAREHOLDERS WISH TO HAVE SOMEONE TO REPRESENT THEM AT THE MEETINGS, THEY MUST APPOINT THAT PERSON AS THEIR PROXY BY COMPLETING BOTH FORMS OF PROXY.

The pink form of proxy in respect of the Court Meeting should be lodged with the share registrar of HIL, Standard Registrars Limited (the "Registrars"), at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 11:00 a.m. on Tuesday, 31st December, 2002 or, alternatively, may be handed to the chairman of the Court Meeting at the Court Meeting.

In order to be valid, the white form of proxy for use at the Extraordinary General Meeting must be lodged with the Registrars not later than 11:30 a.m. on Tuesday, 31st December, 2002.

The completion and return of a form of proxy for a Court Meeting and/or the Extraordinary General Meeting will not preclude a Minority Shareholder from attending the relevant Meeting(s) and voting in person if he or she so wishes. In such event, the Minority Shareholder's form of proxy will be deemed to have been revoked.

Additional copies of the Scheme Document and the forms of proxy for use at the Court Meeting and the Extraordinary General Meeting can be obtained from (a) the Registrars at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, (b) the principal office of HIL at 6th Floor, World-Wide House, 19 Des Voeux Road, Central, Hong Kong and (c) HIL's solicitors, Woo, Kwan, Lee & Lo, at 27th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during usual business hours on any day (other than a Saturday afternoon, Sunday or public holiday) prior to the day appointed for the Meetings.

By Order of the Board
Henderson Investment Limited
John Yip
Secretary

Hong Kong, 18th December, 2002

The HIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.